CALIFORNIA BANCORP

1300 Clay Street, Suite 500

Oakland, California 94612

August 24, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: David Gessert

Re:	California BanCorp

Registration Statement on Form S-3

Filed August 18, 2022

File No. 333-266959

Dear Mr. Gessert:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, California BanCorp (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-3 (the “Registration Statement”) to become effective at 4:00 p.m., Eastern time, on Friday, August 26, 2022, or as soon thereafter as practicable.

Please notify Joshua A. Dean of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (714) 424-8292 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. Thank you for your consideration in this matter.

Very truly yours,

CALIFORNIA BANCORP

By:	/s/ Thomas A. Sa
Name:	Thomas A. Sa
Title:	President, Chief Financial Officer and Chief Operating Officer